UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                           THE NEW YORK TIMES COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Class A Common Stock of $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   650111 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Theodore R. Wagner
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 11, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 650111 10 7

1   NAME OF REPORTING PERSON:   Arthur Ochs Sulzberger
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

  NUMBER OF      7     SOLE VOTING POWER:  5,794,370 shares*
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER:  3,788,946 shares**
  OWNED BY
    EACH         9     SOLE DISPOSITIVE POWER:  5,794,370 shares*
 REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER:  3,788,946 shares**


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    9,583,316 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [X]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6%

14  TYPE OF REPORTING PERSON: IN

-----------

* Includes 756,956 shares issuable upon exercise of stock options and 3,570 shares issuable upon conversion of 3,570 shares of Class B Common Stock.

** Includes 738,810 shares issuable upon conversion of 738,810 shares of Class B Common Stock.

1    NAME OF REPORTING PERSON:   Daniel H. Cohen
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   (a) [X]
                                                         (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS: NOT APPLICABLE

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):                                  [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION: United States

  NUMBER OF      7     SOLE VOTING POWER:       1,620 shares*
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER:   3,529,423 shares**
 OWNED BY
   EACH          9     SOLE DISPOSITIVE POWER:      1,620 shares*
 REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER:  3,529,423 shares**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      3,531,043  Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.2%

14  TYPE OF REPORTING PERSON: IN

-----------

* Consists of 1,620 shares issuable upon conversion of 1,620 shares of Class B Common Stock.

** Includes 783,810 shares issuable upon conversion of 738,810 shares of Class B Common Stock.

1   NAME OF REPORTING PERSON:   Lynn G. Dolnick
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                    [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

  NUMBER OF      7     SOLE VOTING POWER:  29,350 shares
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER:  3,472,964 shares*
  OWNED BY
   EACH          9     SOLE DISPOSITIVE POWER:   29,350 shares
 REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER:  3,472,964 shares*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    3,502,314 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.2%

14  TYPE OF REPORTING PERSON: IN

-----------

* Includes 739,928 shares issuable upon conversion of 739,928 shares of Class B Common Stock.

1   NAME OF REPORTING PERSON:   Jacqueline H. Dryfoos
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

  NUMBER OF      7     SOLE VOTING POWER:  490,702 shares*
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER:  3,499,510 shares**
  OWNED BY
   EACH          9     SOLE DISPOSITIVE POWER:  490,702 shares*
 REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER:  3,499,510 shares**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    3,990,212 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.5%

14  TYPE OF REPORTING PERSON: IN

-----------

* Includes 4,000 shares issuable upon exercise of stock options and 600 shares issuable upon conversion of 600 shares of Class B Common Stock.

** Includes 738,810 shares issuable upon conversion of 738,810 shares of Class B Common Stock.

1   NAME OF REPORTING PERSON:   Arthur S. Golden
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

  NUMBER OF      7     SOLE VOTING POWER:  100,488 shares
    SHARES
BENEFICIALLY     8     SHARED VOTING POWER:  3,465,912 shares*
  OWNED BY
   EACH          9     SOLE DISPOSITIVE POWER:  100,488 shares
 REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER:  3,465,912 shares*

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    3,566,400 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.2%

14  TYPE OF REPORTING PERSON: IN

-----------

* Includes 739,928 shares issuable upon conversion of 739,928 shares of Class B Common Stock.

1   NAME OF REPORTING PERSON:   Michael Golden
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

  NUMBER OF      7     SOLE VOTING POWER:  205,547 shares*
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER:  3,488,579 shares**
 OWNED BY
   EACH          9     SOLE DISPOSITIVE POWER:  205,547 shares*
 REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER:  3,488,579 shares**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    3,694,126 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [X]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.3%

14  TYPE OF REPORTING PERSON: IN

-----------

* Includes 198,401 shares issuable upon exercise of stock options (of which 65,562 options have been transferred to a family limited partnership) and 1,120 shares issuable upon conversion of 1,120 shares of Class B Common Stock.

** Includes 738,810 shares issuable upon conversion of 738,810 shares of Class B Common Stock.

1   NAME OF REPORTING PERSON:   Arthur Sulzberger, Jr.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

  NUMBER OF      7     SOLE VOTING POWER:  393,014 shares*
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER:  3,479,894 shares**
 OWNED BY
   EACH          9     SOLE DISPOSITIVE POWER:  393,014 shares*
 REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER:  3,479,894 shares**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    3,872,908 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                          [X]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.4%

14  TYPE OF REPORTING PERSON: IN

----------

* Includes 366,460 shares issuable upon exercise of stock options (of which 110,196 options have been transferred to a family limited partnership) and 960 shares issuable upon conversion of 960 shares of Class B Common Stock.

** Includes 738,810 shares issuable upon conversion of 738,810 shares of Class B Common Stock.

1   NAME OF REPORTING PERSON:   Cathy J. Sulzberger
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [X]
                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                   [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

  NUMBER OF      7     SOLE VOTING POWER:  85,125 shares*
   SHARES
BENEFICIALLY     8     SHARED VOTING POWER:  3,459,010 shares**
  OWNED BY
   EACH          9     SOLE DISPOSITIVE POWER:   85,125 shares*
 REPORTING
PERSON WITH      10    SHARED DISPOSITIVE POWER:  3,459,010 shares**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     3,544,135  shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.2%

14  TYPE OF REPORTING PERSON: IN

-----------

* Includes 960 shares issuable upon conversion of 960 shares of Class B Common Stock.

** Includes 738,810 shares issuable upon conversion of 738,810 shares of Class B Common Stock.

     This Amendment No. 7 to a Statement on Schedule 13D is being filed jointly by Arthur Ochs Sulzberger, Daniel H. Cohen, Lynn G. Dolnick, Jacqueline H. Dryfoos, Arthur S. Golden, Michael Golden, Arthur Sulzburger, Jr., and Cathy J. Sulzberger to report (a) the resignation on May 11, 2001, of Ruth S. Holmberg, Marian S. Heiskell and Judith P. Sulzberger as trustees of the trust created under an indenture dated as of June 24, 1997, and amended as of December 14, 2000, between Arthur Ochs Sulzberger, Marian S. Heiskell, Ruth S. Holmberg and Judith P. Sulzberger as grantors, and the grantors and Lynn G. Dolnick as trustees (the "1997 Trust"), and (b) the appointment or election effective May 11, 2001, of Daniel H. Cohen, Jacqueline H. Dryfoos, Arthur S. Golden, Michael Golden, Arthur Sulzberger, Jr. and Cathy J. Sulzberger as co-trustees of the 1997 Trust with Arthur Ochs Sulzberger and Lynn G. Dolnick.

Item 2.  Identity and Background.

     ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     (a) The persons filing this statement are Arthur Ochs Sulzberger, Daniel H. Cohen, Lynn G. Dolnick, Jacqueline H. Dryfoos, Arthur S. Golden, Michael Golden, Arthur Sulzberger, Jr. and Cathy J. Sulzberger (collectively the "Filing
Persons"). In addition, the following other persons are named in Item 5(b) of this Statement as sharing voting or dispositive power with one or more Filing Persons (the "Additional Persons"): Marian S. Heiskell, Ruth S. Holmberg, Judith
P. Sulzberger, Leah Keith, James M. Cohen, Susan W. Dryfoos, Edward I. Dolnick, Anne B. Golden, Gertrude Golden, Stephen A.O. Golden, Paul Hanafin, Cynthia F. Sulzberger, Karen A. Sulzberger and Gail Gregg.

     (b) The business address of Arthur Ochs Sulzberger, Michael Golden, and Arthur Sulzberger, Jr. and is The New York Times Company, 229 West 43rd Street, New York, New York 10036. The business address of Daniel H. Cohen is 230 West 41st Street, Suite 1604, New

York, New York 10036. The business address of Lynn G. Dolnick is the Smithsonian Institution, 3001 Connecticut Avenue, Washington, D.C. 20008. The business address of Jacqueline H. Dryfoos, Arthur S. Golden, Cathy J. Sulzberger, Marian
S. Heiskell, Judith P. Sulzberger, Leah Keith, James M. Cohen, Susan W. Dryfoos, Edward I. Dolnick, Anne B. Golden, Gertrude Golden, Stephen A.O. Golden, Cynthia
F. Sulzberger, Karen A. Sulzberger and Gail Gregg is 229 West 43rd Street, Room 1031, New York, New York 10036. The business address of Ruth S. Holmberg is The Chattanooga Times, 100 East Tenth Street, Chattanooga, Tennessee 37401. The business address of Paul Hanafin is Insignia/ESG, 1015 15th Street NW, Washington, D.C.

     (c) Arthur Ochs Sulzberger is principally employed as Chairman Emeritus and a director of the Company. The principal businesses of the Company comprise diversified media activities including: the publication of newspapers and magazines, such as The New York Times and The Boston Globe; newspaper distribution in the New York City and Boston metropolitan areas; news, photo and graphics services and news and features syndication; the licensing of the trademarks and copyrights of The New York Times and The Boston Globe; television and radio broadcasting; electronic information and publishing; Internet businesses; and forest product investments. The address of the Company is 229 West 43rd Street, New York, New York 10036.

     Daniel H. Cohen is principally employed as a President of Dan Cohen & Sons, a television producer.

     Lynn G. Dolnick is principally employed as Chief of the Division of Exhibition Interpretation at the National Zoological Park of the Smithsonian Institution, the address of which is 3001 Connecticut Avenue, Washington, D.C. 20008.

     Jacqueline H. Dryfoos is principally employed as a psychotherapist, both in private practice and at the Institute of Contemporary Psychotherapy, 1841 Broadway, New York, New York. She is also a director of the Company.

     Arthur S. Golden is principally employed as a writer.

     Michael Golden is principally employed as Vice Chairman and Senior Vice President of the Company.

     Arthur Sulzberger, Jr. is principally employed as Chairman of the Company and Publisher of The New York Times.

     Cathy J. Sulzberger is principally employed as a partner in real estate ventures.

     Marian S. Heiskell is principally employed as a director of various charitable organizations.

     Ruth S. Holmberg is retired as Chairman of Times Printing Company, the publisher of The Chattanooga Times newspaper, the address of which is 100 East Tenth Street, Chattanooga, Tennessee 37401.

     Judith P. Sulzberger is a physician currently retired from the active practice of medicine.

     James M. Cohen is currently a fulltime student.

     Susan W. Dryfoos is principally employed as a producer of motion picture films.

     Stephen A.O. Golden is currently a fulltime student.

     Paul Hanafin is principally employed as a commercial real estate broker.

     Cynthia F. Sulzberger is principally employed as a teacher at the Hampton Day School, Bridgehampton, New York.

     Edward I. Dolnick is principally employed as a writer.

     Gail Gregg is principally employed as an artist and an art teacher.

     Karen A. Sulzberger, Anne B. Golden, and Gertrude Golden are principally involved in various charitable organizations.

     (d) None of the Filing Persons or Additional Persons has ever been convicted in a criminal proceeding.

     (e) None of the Filing Persons or Additional Persons has ever been a party to a civil proceeding of a judicial or administrative body, as a result of which he or she was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (ii) a judgment, decree or final order finding any violation with respect to such laws.

     (f) All the Filing Persons and Additional Persons are citizens of the United States.

Item 4.  Purpose of Transaction.

     ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

     The primary purpose of the 1997 Trust is to maintain the editorial independence of The New York Times and perpetuate it "as an independent newspaper, entirely fearless, free of ulterior influence and unselfishly devoted to the public welfare," in accordance with the wishes of Adolph S. Ochs as expressed in his will. This purpose has been effectuated by maintaining control of The New York Times in the hands of a small number of the descendants of Adolph S. Ochs acting as trustees of the 1997 Trust for the benefit of all such descendants. The 1997 Trust holds approximately 87.2% of the outstanding shares of the Company's Class B Stock of 10(cent) par value (the "Class B Stock"), which is not publicly traded and the holders of which have the right to elect approximately 70% of the Company's board of directors.

     Except as described in Item 6 of this Amendment No. 7, the Filing Persons and the Additional Persons currently have no plan or proposal, as shareholders of the Company, which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except that the Filing Persons may continue to make gifts of Class A Stock to or for the benefit of members of their immediate families and charitable institutions;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Company or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Company, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any other material change in the Company's business or corporate structure;

          (g) changes in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person;

          (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

          (j) any action similar to any of those enumerated above.

     However, such plans or proposals may have been considered, and may from time to time hereafter be considered, by Arthur Ochs Sulzberger, Jacqueline H. Dryfoos, Michael Golden and Arthur Sulzberger, Jr. in their capacity as directors of the Company, and by Michael Golden and Arthur Sulzberger, Jr. in their capacity as executive officers of the Company.

Item 5.  Interest in Securities of the Issuer.

     ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     (a) and (b) Arthur Ochs Sulzberger is the direct beneficial owner of, and has sole voting and dispositive power with respect to, 5,794,370 shares of Class A Stock, representing approximately 3.6% of the outstanding shares of Class A Stock1 and consisting of (i) 5,033,844 outstanding shares which he holds directly, (ii) 3,570 shares issuable to him upon the conversion of 3,570 shares of Class B Stock held by him, and (iii) 756,956 shares issuable upon the exercise of options granted to him under Company stock option plans.2


___________________

     1    Except  as  described  in  footnote  3  below,   each   percentage  of
     outstanding Class A Stock herein for an individual Filing Person is a percentage of the sum of (a) the 158,381,345 shares of Class A Stock shown as outstanding as of May 4, 2001, in the Company's Quarterly Report on Form 10-Q for the quarter ended April 1, 2001, (b) the 738,810 unissued shares which are issuable upon the conversion of Class B Stock held by the 1997 Trust, and (c) the other unissued shares which are issuable to that individual Filing Person upon the exercise of options or the conversion of Class B Stock.


     2 All shares shown herein as beneficially owned that are issuable upon exercise of options are shares which may be acquired upon exercise of currently exercisable options or options which will first become exercisable on or prior to July 11, 2001.

     Arthur Ochs Sulzberger is also an officer and director of The Sulzberger Foundation, Inc. (the "Foundation"), which holds 329,936 shares of Class A Stock, or less than 1% of the outstanding shares of Class A Stock, as to which shares Arthur Ochs Sulzberger shares voting and dispositive power with Ruth S. Holmberg, Marian S. Heiskell and Judith P. Sulzberger, all of whom are officers and directors of the Foundation.

     Arthur Ochs Sulzberger is also a co-trustee of the 1997 Trust, which holds 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), representing approximately 1.3% of the outstanding shares of Class A Stock, as to which shares Arthur Ochs Sulzberger shares voting and dispositive power with the other Filing Persons, as co-trustees.

     Also, each of Arthur Ochs Sulzberger and his children Arthur Sulzberger, Jr., Cathy J. Sulzberger, Cynthia F. Sulzberger, and Karen A. Sulzberger, holds a 19.8% membership interest in A SOCK, L.L.C., which is the general partner in OXBOX, L.P. OXBOX, L.P. holds 1,320,200 shares of Class A Stock. Accordingly, Arthur Ochs Sulzberger may be deemed to share with his children voting and dispositive power with respect to these 1,320,200 shares. The remaining 1% membership interest in A SOCK L.L.C. is held by Marujupu, L.L.C. ("Marujupu"), which until April 11, 2001, was owned by Arthur Ochs Sulzberger, Marian S. Heiskell, Ruth S. Holmberg and Judith P. Sulzberger and on that date became wholly owned by the 1997 Trust.

     In summary of the foregoing, Arthur Ochs Sulzberger is the direct or indirect beneficial owner in the aggregate of 9,583,316 shares of Class A Stock, representing approximately 6% of the outstanding shares of Class A Stock.

     Arthur Ochs Sulzberger's wife owns 3,594 shares of Class A Stock. Arthur Ochs Sulzberger disclaims beneficial ownership of these shares, which are excluded from the aggregate number of shares shown above as being beneficially owned by him.

     Daniel H. Cohen (a) is the direct beneficial owner of, and has sole voting and dispositive power with respect to 1,620 shares of Class A Stock issuable to him upon the conversion of 1,620 shares of Class B Stock held by him, and (b) shares with his wife Leah Keith voting and dispositive power with respect to 24,630 shares of Class A Stock, representing less than 1% of the outstanding shares of Class A Stock.

     Daniel H. Cohen is also a co-trustee of the 1997 Trust, which holds 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), representing approximately 1.3% of the outstanding shares of Class A Stock, as to which shares Daniel H. Cohen shares voting and dispositive power with the other Filing Persons, as co-trustees.

     Daniel H. Cohen and his brother James M. Cohen are co-trustees of two charitable trusts created by their mother, Judith P. Sulzberger, which hold in the aggregate 52,283 shares of Class A Stock. Accordingly, Daniel H. Cohen may be deemed to share with James M. Cohen voting and dispositive power with respect to those shares.

     Also, each of Daniel H. Cohen, his mother Judith P. Sulzberger and his brother James M. Cohen, holds a 32.8% membership interest in BONZO, L.L.C., which is the general partner in JUDAJA, L.P. JUDAJA, L.P. holds 1,313,700 shares of Class A Stock. Accordingly, Daniel H. Cohen may be deemed to share with Judith P. Sulzberger and James M. Cohen voting and dispositive power with respect to these 1,313,700 shares. The remaining 1.6% membership interest in BONZO, L.L.C. is held by Marujupu.

     In summary of the foregoing, Daniel H. Cohen is the direct or indirect beneficial owner in the aggregate of 3,531,043 shares of Class A Stock, representing approximately 2.2% of the outstanding shares of Class A Stock.

     Lynn G. Dolnick (a) has sole voting and dispositive power with respect to an aggregate of 29,350 shares of Class A Stock held by two trusts of which Dr. Dolnick is the sole trustee (Dr. Dolnick disclaims beneficial ownership of these shares), and (b) shares voting and dispositive power with her husband, Edward Dolnick, as joint holder with him of 13,954 shares of Class A Stock, including 1,118 shares issuable upon the conversion of 1,118 shares of Class B Stock jointly held by them.

     Lynn G. Dolnick is also a co-trustee of the 1997 Trust, which holds 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), representing approximately 1.3% of the outstanding shares of Class A Stock, as to which shares Lynn G. Dolnick shares voting and dispositive power with the other Filing Persons, as co-trustees.

     Also, each of Lynn G. Dolnick, her mother Ruth S. Holmberg, and her brothers Arthur S. Golden, Michael Golden and Stephen A.O. Golden, holds a 19.8% membership interest in HOGODO, L.L.C., which is the general partner in MARLS, L.P. MARLS, L.P. holds 1,320,200 shares of Class A Stock. Accordingly, Lynn G. Dolnick may be deemed to share with Ruth S. Holmberg, Arthur S. Golden, Michael Golden and Stephen A.O. Golden voting and dispositive power with respect to these 1,320,200 shares. The remaining 1% membership interest in HOGODO, L.L.C. is held by Marujupu.

     In summary of the foregoing, Lynn G. Dolnick is the direct or indirect beneficial owner in the aggregate of 3,502,314 shares of Class A Stock, representing approximately 2.2% of the outstanding shares of Class A Stock.

     Jacqueline H. Dryfoos is the direct beneficial owner of, and has sole voting and dispositive power with respect to, 490,702 shares of Class A Stock, representing in the aggregate less than 1% of the outstanding shares of Class A Stock and consisting of (i) 486,102 shares held by her directly, and (ii) 600 shares issuable upon the conversion of 600 shares of Class B Stock held by her, and (iii) 4,000 shares issuable upon exercise of options granted to her under a Company stock option plan.

     Jacqueline H. Dryfoos is also the trustee of a trust which holds 54,500 shares of Class A Stock, representing less than 1% of the outstanding shares of Class A Stock, as to which shares Jacqueline H. Dryfoos has sole voting and dispositive power.

     Jacqueline H. Dryfoos is also a co-trustee of the 1997 Trust, which holds 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), representing approximately 1.3% of the outstanding shares of Class A Stock, as to which shares Jacqueline H. Dryfoos shares voting and dispositive power with the other Filing Persons, as co-trustees.

     Also, each of Jacqueline H. Dryfoos, her mother Marian S. Heiskell and her sister Susan W. Dryfoos, holds a 32% membership interest in HIGH N DRY, L.L.C., which is the general partner in DRY N HIGH, L.P. DRY N HIGH, L.P. holds 1,306,200 shares of Class A Stock. Accordingly, Jacqueline H. Dryfoos may be deemed to share with Marian S. Heiskell and Susan W. Dryfoos voting and dispositive power with respect to these 1,306,200 shares. The remaining 3% membership interest in HIGH N DRY, L.L.C. is held by the Marujupu.

     In summary of the foregoing, Jacqueline H. Dryfoos is the direct and indirect beneficial owner in the aggregate of 3,990,212 shares of Class A Stock, representing approximately 2.5% of the outstanding shares of Class A Stock.

     Arthur S. Golden shares with his wife Gertrude Golden voting and dispositive power with respect to 6,902 shares of Class A Stock, representing less than 1% of the outstanding shares of Class A Stock and consisting of (i) 5,784 outstanding shares held by them directly, and (ii) 1,118 shares issuable upon the conversion of 1,118 shares of Class B Stock held by them.

     Arthur S. Golden is also a co-trustee of the 1997 Trust, which holds 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), representing approximately 1.3% of the outstanding shares of Class A Stock, as to which shares Arthur S. Golden shares voting and dispositive power with the other Filing Persons, as co-trustees.

     Arthur S. Golden is also the sole trustee of two charitable trusts created by his mother Ruth S. Holmberg, and has sole voting and dispositive power with respect to the 100,488 shares held in those trusts.

     Also, each of Arthur S. Golden, his mother Ruth S. Holmberg, and his siblings Lynn G. Dolnick, Michael Golden and Stephen A.O. Golden, holds a 19.8% membership interest in HOGODO L.L.C., which is the general partner in MARLS, L.P. MARLS, L.P. holds 1,320,200 shares of Class A Stock. Accordingly, Arthur Ochs Sulzberger may be deemed to share with Ruth S. Holmberg, Lynn G. Dolnick, Michael Golden and Stephen A.O. Golden voting and dispositive power with respect to these 1,320,200 shares. The remaining 1% membership interest in HOGODO L.L.C. is held by Marujupu.

     In summary of the foregoing, Arthur S. Golden is the direct and indirect beneficial owner in the aggregate of 3,566,400 shares of Class A Stock, representing approximately 2.2% of the outstanding shares of Class A Stock.

     Arthur S. Golden's wife, Gertrude Golden, is the trustee of trusts which hold an aggregate of 35,246 shares of Class A Stock. Arthur S. Golden disclaims beneficial ownership of these shares, which are excluded from the aggregate number of shares shown above as being owned by him.

     Michael Golden is the direct beneficial owner, and has sole voting and dispositive power with respect to, 205,547 shares of Class A Stock, representing less than 1% of the outstanding shares of Class A Stock and consisting of (i) 6,026 outstanding shares held by him directly, (ii) 1,120 shares issuable to him upon the conversion of 1,120 shares of Class B Stock held by him, and (iii) 198,401 shares issuable upon exercise of options granted to him under Company stock option plans, of which 65,562 options have been transferred to a family limited partnership. With his wife Anne Golden, he shares voting and dispositive power with respect to an additional 29,569 shares of Class A Stock that they hold jointly.

     Michael Golden is also a co-trustee of the 1997 Trust, which holds 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), representing approximately 1.3% of the outstanding shares of Class A Stock, as to which shares Michael Golden shares voting and dispositive power with the other Filing Persons, as co-trustees.

     Also, each of Michael Golden, his mother Ruth S. Holmberg and his siblings Lynn G. Dolnick, Arthur S. Golden and Stephen A.O. Golden, holds a 19.8% membership interest in HOGODO, L.L.C., which is the general partner in MARLS, L.P. MARLS, L.P. holds 1,320,200 shares of Class A Stock. Accordingly, Michael Golden may be deemed to share with Ruth S. Holmberg, Lynn G. Dolnick, Arthur S. Golden and Stephen A.O. Golden voting and dispositive power with respect to these 1,320,200 shares. The remaining 1% membership interest in HOGODO, L.L.C. is held by Marujupu.

     In summary of the foregoing, Michael Golden is the direct and indirect beneficial owner in the aggregate of 3,694,126 shares of Class A Stock, representing approximately 2.3% of the outstanding shares of Class A Stock.

     Michael Golden's wife, Anne B. Golden, owns 1,180 shares of Class A Stock. Michael Golden disclaims beneficial ownership of these shares, which are excluded from the aggregate number of shares shown above as being beneficially owned by him.

     Arthur Sulzberger, Jr. is the direct beneficial owner, and has sole voting and dispositive power with respect to, 393,014 shares of Class A Stock, representing less than 1% of the outstanding shares of Class A Stock and consisting of (i) 25,594 outstanding shares held by him directly, (ii) 960 shares issuable to him upon the conversion of 960 shares of Class B Stock held by him, and (iii) 366,460 shares issuable upon exercise of options granted to him under Company stock option plans, of which 110,196 options have been transferred to a family limited partnership. With his wife, Gail Gregg, Arthur Sulzberger, Jr. shares voting and dispositive power with respect to 1,704 shares of Class A Stock that they hold jointly.

     Arthur Sulzberger, Jr. is also a co-trustee of two trusts which hold an aggregate of 19,180 shares of Class A Stock, representing less than 1% of the outstanding shares of Class A Stock, as to which shares, Arthur Sulzberger, Jr. shares voting and dispositive power with Paul Hanafin, as co-trustee. Arthur Sulzberger, Jr. disclaims beneficial ownership of these shares.

     Arthur Sulzberger, Jr. is also a co-trustee of the 1997 Trust, which holds 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), representing approximately 1.3% of the outstanding shares of Class A Stock, as to which shares Arthur Sulzberger, Jr. shares voting and dispositive power with the other Filing Persons, as co-trustees.

     Also, each of Arthur Sulzberger, Jr., his father Arthur Ochs Sulzberger, and his siblings Cathy J. Sulzberger, Cynthia F. Sulzberger and Karen A. Sulzberger, holds a 19.8% membership interest in A SOCK L.L.C., which is the general partner in OXBOX, L.P. OXBOX, L.P. holds 1,320,200 shares of Class A Stock. Accordingly, Arthur Sulzberger, Jr. may be deemed to share with Arthur Ochs Sulzberger, Cathy J. Sulzberger, Cynthia F. Sulzberger and Karen J. Sulzberger voting and dispositive power with respect to these 1,320,200 shares. The remaining 1% membership interest in A SOCK L.L.C. is held by Marujupu.

     In summary of the foregoing, Arthur Sulzberger, Jr. is the direct and indirect beneficial owner in the aggregate of 3,872,908 shares of Class A Stock, representing approximately 2.4% of the outstanding shares of Class A Stock.

     Arthur Sulzberger, Jr.'s wife, Gail Gregg, is a co-trustee of trusts which hold an aggregate of 21,870 shares of Class A Stock. Arthur Sulzberger, Jr. disclaims beneficial ownership of these shares, which are excluded from the aggregate number of shares shown above as being beneficially owned by him.

     Cathy J. Sulzberger is the direct beneficial owner, and has sole voting and dispositive power with respect to, 85,125 shares of Class A Stock, representing less than 1% of the outstanding shares of Class A Stock and consisting of (i) 43,696 outstanding shares held by her directly, (ii) 40,469 shares held by her as trustee of various family trusts for the benefit of her children and the descendants of her cousin Jacqueline H. Dryfoos, and (iii) 960 shares issuable to her upon the conversion of 960 shares of Class B Stock held by her.

     Cathy J. Sulzberger is also a co-trustee of the 1997 Trust, which holds 2,138,810 shares of Class A Stock (including 738,810 shares issuable upon the conversion of 738,810 shares of Class B Stock also owned by the 1997 Trust), representing approximately 1.3% of the outstanding shares of Class A Stock, as to which shares Cathy J. Sulzberger shares voting and dispositive power with the other Filing Persons, as co-trustees.

     Also, each of Cathy Sulzberger, her father Arthur Ochs Sulzberger and her siblings Arthur Sulzberger, Jr., Cynthia F. Sulzberger and Karen A. Sulzberger, holds a 19.8% membership interest in A SOCK L.L.C., which is the general partner in OXBOX, L.P. OXBOX, L.P. holds 1,320,200 shares of Class A Stock. Accordingly, Arthur Ochs Sulzberger may be deemed to share with his children voting and dispositive power with respect to these 1,320,200 shares. The remaining 1% membership interest in A SOCK L.L.C. is held by Marujupu.

     In summary of the foregoing, Cathy J. Sulzberger is the direct and indirect beneficial owner in the aggregate of 3,544,135 shares of Class A Stock, representing approximately 2.2% of the outstanding shares of Class A Stock.

     By virtue of their being co-trustees of the 1997 Trust, the Filing Persons could be deemed to comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder. Such group is the beneficial owner in the aggregate of 15,031,291 shares of Class A Stock, representing approximately 9.4%3 of the outstanding shares of Class A Stock,

___________________

     3 This percentage is based on the sum of (a) the shares of Class A Stock shown as outstanding as of May 4, 2001, in the Company's Quarterly Report on Form 10-Q for the quarter ended April 1, 2001, and (b) the 2,075,693 unissued shares which are issuable upon the exercise of options or the conversion of Class B Stock by the 1997 Trust or any member of the "group," as described above in this Item 5.

which shares include 749,876 shares issuable upon the conversion of an aggregate of 749,876 shares of Class B Stock held by the group members individually and by the 1997 Trust, and 1,325,817 shares issuable upon the exercise of options granted under the Company's stock option plans.

     (c) Since March 1, 2001, no transactions in the Class A Stock have been effected by the Filing Persons and the Additional Persons, except that

          (i) on March 27, 2001, Daniel H. Cohen received a gift of 250 shares of Class A Stock from Judith P. Sulzberger,

          (ii) on March 15, 2001, Lynn G. Dolnick and her husband received a gift of 890 shares of Class A Stock from Ruth S. Holmberg, and on April 2, 2001, received a further gift of 70 shares of Class A Stock from Ruth S. Holmberg,

          (iii) on March 15, 2001, Michael Golden received a gift of 445 shares of Class A Stock from Ruth S. Holmberg, and on April 2, 2001, received a further gift of 35 shares of Class A Stock from Ruth S. Holmberg,

          (iv) on March 15, 2001, Arthur S. Golden received a gift of 445 shares of Class A Stock from Ruth S. Holmberg, and on April 2, 2001, received a further gift of 35 shares of Class A Stock from Ruth S. Holmberg,

          (v) on March 15, 2001, Stephen A.O. Golden received a gift of 445 shares of Class A Stock from Ruth S. Holmberg, and on April 2, 2001, received a further gift of 35 shares from Ruth S. Holmberg,

          (vi) on March 27, 2001, Arthur Sulzberger, Jr. and Paul Hanafin, as trustees, received gifts totaling 500 shares of Class A Stock from Judith
     P. Sulzberger.

          (vii) on March 15, 2001, Lynn G. Dolnick, as trustee, received gifts totaling 890 shares of Class A Stock from Ruth S. Holmberg, and on April 2, 2001, received further gifts totaling 90 shares of Class A Stock from Ruth
     S. Holmberg.

          (viii) on March 15, 2001, Gertrude Golden, as trustee, received gifts totaling 890 shares of Class A Stock from Ruth S. Holmberg, and on April 2, 2001, received further gifts totaling 90 shares of Class A Stock from Ruth
     S. Holmberg.

          (ix) on March 12, 2001, Cathy J. Sulzberger as trustee, received a gift of 16,156 shares of Class A Stock from Jacqueline H. Dryfoos.

          (x) on March 12, 2001, Jacqueline H. Dryfoos made gifts of an aggregate of 16,156 shares of Class A Stock,

          (xi) on March 15, 2001, Ruth S. Holmberg made gifts of an aggregate of 6,675 shares of Class A Stock, and on April 2, 2001 made further gifts of an aggregate of 490 shares of Class A Stock, including the gifts described in (ii), (iii), (iv) and (v) above,

          (xii) on March 27, 2001, Judith P. Sulzberger made gifts of an aggregate of 2,000 shares of Class A Stock, including the gift described in
     (i) above, and

          (xiii) on March 1, 2001, Marian S. Heiskell made gifts of an aggregate of 36,506 shares of Class A Stock.

     (d) See Item 6 of this Amendment No. 7.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
           --------------------------------------------------------

     ITEM 6 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

     The 1997 Trust was established by an indenture dated June 24, 1997 (the "Original Indenture"), between Marian S. Heiskell, Ruth S. Holmberg, Judith P. Sulzberger and Arthur Ochs Sulzberger (collectively, the "grantors"), and the grantors and Lynn G. Dolnick, as trustees. On December 14, 2001, the grantors and Lynn G. Dolnick entered into a first amendment to the Original Indenture (the "Amended Indenture"). The Amended Indenture is being filed with this Amendment No. 7 as Exhibit G to this Statement and is hereby incorporated herein by reference. The following summary of the material terms of the Amended Indenture is qualified in its entirety by such reference to Exhibit G.

     The principal purpose of the Amended Indenture was to increase the number of trustees of the 1997 Trust from five to eight, of whom four trustees are "appointed trustees" and four trustees are either grantors or "elected trustees."

     Upon the death, resignation or incapacity of any appointed trustee, the trustees will appoint a successor trustee. Upon the death, resignation or incapacity of a grantor trustee or an elected trustee, a successor trustee will be elected by a majority vote of those beneficiaries of the 1997 Trust who are over the age of twenty-five years and who are descendants of Iphigene Ochs Sulzberger or who are both married to and living with a descendant of Iphigene Ochs Sulzberger, and who wish to vote, in an election called by the trustees for that purpose. Any determination made by the trustees regarding the procedures and rules for such election or the outcome thereof will be conclusive as to all persons interested or claiming to be interested in the 1997 Trust. The beneficiaries of the 1997 Trust are (1) the grantors, (2) the descendants of the grantors other than those who request at any time after all of the  grantors are  deceased,  and who receive in the absolute discretion of the trustees, a distribution of a fractional share of the 1997 Trust corpus as permitted by the Amended Indenture,
(3) spouses of the grantors or of their descendants, and (4) certain organizations, contributions to which are allowable as deductions under the Internal Revenue Code.

     Elected trustees will be replaced by elected trustees, and appointed trustees will be replaced by appointed trustees, so that there will always be four trustees who are appointed trustees and four trustees who either are grantors or elected trustees.

     The Amended Indenture provides that Lynn G. Dolnick, Jacqueline H. Dryfoos, Michael Golden and Arthur Sulzberger, Jr. are the first four appointed trustees. Such appointment became effective on May 7, 2001, upon approval by the Federal Communications Commission, which regulates changes in control of corporations or other entities holding broadcast licenses.

     Also effective May 11, 2001, Marian S. Heiskell, Ruth S. Holmberg and Judith P. Sulzberger resigned as grantor trustees and were succeeded by Daniel
H. Cohen, Arthur S. Golden and Cathy J. Sulzberger, who had been duly elected trustees by the eligible beneficiaries of the 1997 Trust.

     Under the Amended Indenture, all actions of the trustees require the affirmative vote of six trustees. No trustee (other than a grantor) may participate in any decision or other action of the trustees with respect to any discretionary distribution of principal or income in favor of such trustee.

     Any trustee may resign at any time, such resignation to be effective upon the appointment or election of a successor trustee.

     Any trustee (other than a grantor) may be removed without cause by vote of six trustees. A grantor may be removed as trustee only if all of the remaining trustees determine that such grantor is incapable, by reason of mental or physical infirmity, to perform adequately as a trustee.

     The Original Indenture provided that each trustee other than a grantor would serve for a term of five years. The Amended Indenture does not provide for any term limits apart from the above-mentioned provisions for resignation or removal.

     The trustees of the 1997 Trust, subject to the limited exceptions described below, are directed to retain the Class B Stock held in the 1997 Trust and not to sell, distribute or convert such shares into Class A Stock, and to vote such Class B Stock against any merger, sale of assets or other transaction pursuant to which control of The New York Times newspaper passes from the trustees unless they determine that the primary objective of the 1997 Trust, which is to maintain the editorial independence and integrity of The New York Times and to continue it "as an independent newspaper, entirely fearless, free of ulterior influence and unselfishly devoted to the public welfare," in accordance with the wishes of Adolph S. Ochs as expressed in his will, can be best achieved by the sale, distribution or conversion of such stock or by the implementation of such transaction. If upon such determination any Class B Stock is distributed to the beneficiaries of the 1997 Trust, it must be distributed only to descendants of Iphigene Ochs Sulzberger, subject to the provisions of the Shareholders Agreement. Similarly, any sale by the 1997 Trust of Class B Stock upon such determination can be made only in compliance with the Shareholders Agreement. See Item 6 of Amendment No. 5 to this Statement for a summary of the provisions of the Shareholders Agreement.

     The trustees may make distributions of shares of Class A Stock and other trust principal, apart from shares of Class B Stock, in such amount or amounts as the trustees may in their absolute discretion determine to such of the beneficiaries of the 1997 Trust as the trustees may in their absolute discretion select, provided that as long as any of the grantors is alive, the trustees may only distribute equal amounts to each living grantor and to the descendants of a deceased grantor, such descendants to take per stirpes. In exercising this discretionary power, the trustees are required to bear in mind the need to retain in the 1997 Trust assets other than shares of Class B Stock of sufficient value to pay any estate, transfer, or generation-skipping taxes that may have to be paid out of the 1997 Trust.

     The trustees will pay out of the net income of the 1997 Trust (almost all of which will be derived from dividends paid on the Class A Stock and Class B Stock held in trust) such amount or amounts as the trustees may in their absolute discretion determine to such one or more of the beneficiaries of the 1997 Trust as the trustees may in their absolute discretion select, provided that as long as any of the grantors is alive, the trustees shall distribute one-quarter of the income either to that grantor or to such of the beneficiaries and in such amounts and proportions as that grantor may from time to time in writing direct. Any net income not so distributed shall be added to principal.

     The trustees of the 1997 Trust are granted various powers and rights, including among others: (i) to vote all the shares of Class A Stock and Class B Stock held by the 1997 Trust; and (ii) to amend certain provisions of the Indenture, but not the provisions relating to retaining the Class B Stock or the manner in which the Class B Stock may be distributed, sold or converted. The trustees act by the affirmative vote of six trustees.

     The grantors have certain limited powers to appoint trust principal for the benefit of any one or more beneficiaries of the 1997 Trust. Any such appointment must require that the Class B Stock be retained in further trust. All such appointive trusts must continue for the same term as the 1997 Trust, upon terms substantially identical to those of the Amended Indenture and with the same trustees, and must permit trust principal consisting of Class B Stock to vest only in descendants of Iphigene Ochs Sulzberger and only at the end of the trust term.

     The 1997 Trust will continue in existence until the expiration of 21 years after the death of the survivor of all descendants of Iphigene Ochs Sulzberger living on December 14, 2001. Upon the termination of the 1997 Trust at the end of the stated term thereof, the shares of Class B Stock will be distributed to the descendants then living of Iphigene Ochs Sulzberger.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

    Exhibit G:      First  Amendment,  dated as of December 14,  2000,  to Trust
                    Indenture  dated June 24, 1997,  between Marian S. Heiskell,
                    Ruth S.  Holmberg,  Judith P.  Sulzberger,  and Arthur  Ochs
                    Sulzberger,  as  grantors,  and  the  grantors  and  Lynn G.
                    Dolnick as trustees.

    Exhibit H:      Joint Filing Agreement and Power of Attorney.

                                   Signatures

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                                     /s/ Arthur Ochs Sulzberger
                                                     --------------------------
                                                     Arthur Ochs Sulzberger

Dated: May 23, 2001
                                                     /s/ Daniel H. Cohen
                                                     ---------------------------
                                                     Daniel H. Cohen


                                                     /s/ Lynn G. Dolnick
                                                     ---------------------------
                                                     Lynn G. Dolnick


                                                     /s/ Jacqueline H. Dryfoos
                                                     ---------------------------
                                                     Jacqueline H. Dryfoos


                                                     /s/ Arthur S. Golden
                                                     ---------------------------
                                                     Arthur S. Golden


                                                     /s/ Michael Golden
                                                     ---------------------------
                                                     Michael Golden


                                                     /s/ Arthur Sulzberger, Jr.
                                                     ---------------------------
                                                     Arthur Sulzberger, Jr.


                                                     /s/ Cathy J. Sulzberger
                                                     ---------------------------
                                                     Cathy J. Sulzberger